# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Radiopharm Theranostics Limited, CIK 0001949257
CUSIP: Q79455103
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Level 3, 62 Lygon Street, Carlton South, Victoria, Australia (C3), 3053
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001521036

## Reporting persons
- Lantheus Omega, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 792,958,513; sole dispositive power 0; shared dispositive power 792,958,513; aggregate amount beneficially owned 792,958,513 (17.3% of the class)
  Comment: Aggregate amount beneficially owned consists of (i) 149,625,180 ordinary shares, no par value ("Ordinary Shares"), of the Issuer (as defined below) issued to Lantheus Omega, LLC on August 23, 2024, (ii) 133,333,333 Ordinary Shares issued to Lantheus Omega, LLC on January 20, 2025, (iii) 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 (the "December Issuance") and (iv) options to purchase 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 in connection with the December Issuance, with an exercise price of AUD$0.039 per share and expiring on October 31, 2027 (the "Options").
  
  Lantheus Medical Imaging, Inc. is the sole member of Lantheus Omega, LLC and a wholly-owned subsidiary of Lantheus Holdings, Inc. Lantheus Holdings, Inc., Lantheus Medical Imaging, Inc. and Lantheus Omega, LLC may each be deemed to have shared voting and dispositive power over all of the shares of Common Stock held by Lantheus Omega, LLC.
  
  Percent of class represented by amount in Row (11) is based on 3,928,709,960 Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of July 28, 2026 in the Issuer's prospectus filed pursuant to Rule 424(b)(5) on July 27, 2026, 408,839,531 additional Ordinary Shares reported to be outstanding by the Issuer as of August 3, 2026 in the Issuer's Notice of Extraordinary General Meeting and Proxy Form filed with the Issuer's 6-K on August 13, 2026, and the 255,000,000 Ordinary Shares issuable upon conversion of the Options.
- Lantheus Medical Imaging, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 792,958,513; sole dispositive power 0; shared dispositive power 792,958,513; aggregate amount beneficially owned 792,958,513 (17.3% of the class)
  Comment: Aggregate amount beneficially owned consists of (i) 149,625,180 Ordinary Shares issued to Lantheus Omega, LLC on August 23, 2024, (ii) 133,333,333 Ordinary Shares issued to Lantheus Omega, LLC on January 20, 2025, (iii) 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 and (iv) options to purchase 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 in connection with the December Issuance, with an exercise price of AUD$0.039 per share and expiring on October 31, 2027.
  
  Lantheus Medical Imaging, Inc. is the sole member of Lantheus Omega, LLC and a wholly-owned subsidiary of Lantheus Holdings, Inc. Lantheus Holdings, Inc., Lantheus Medical Imaging, Inc. and Lantheus Omega, LLC may each be deemed to have shared voting and dispositive power over all of the shares of Common Stock held by Lantheus Omega, LLC.
  
  Percent of class represented by amount in Row (11) is based on 3,928,709,960 Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of July 28, 2026 in the Issuer's prospectus filed pursuant to Rule 424(b)(5) on July 27, 2026, 408,839,531 additional Ordinary Shares reported to be outstanding by the Issuer as of August 3, 2026 in the Issuer's Notice of Extraordinary General Meeting and Proxy Form filed with the Issuer's 6-K on August 13, 2026, and the 255,000,000 Ordinary Shares issuable upon conversion of the Options.
- Lantheus Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 792,958,513; sole dispositive power 0; shared dispositive power 792,958,513; aggregate amount beneficially owned 792,958,513 (17.3% of the class)
  Comment: Aggregate amount beneficially owned consists of (i) 149,625,180 Ordinary Shares issued to Lantheus Omega, LLC on August 23, 2024, (ii) 133,333,333 Ordinary Shares issued to Lantheus Omega, LLC on January 20, 2025, (iii) 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 and (iv) options to purchase 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 in connection with the December Issuance, with an exercise price of AUD$0.039 per share and expiring on October 31, 2027.
  
  Lantheus Medical Imaging, Inc. is the sole member of Lantheus Omega, LLC and a wholly-owned subsidiary of Lantheus Holdings, Inc. Lantheus Holdings, Inc., Lantheus Medical Imaging, Inc. and Lantheus Omega, LLC may each be deemed to have shared voting and dispositive power over all of the shares of Common Stock held by Lantheus Omega, LLC.
  
  Percent of class represented by amount in Row (11) is based on 3,928,709,960 Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of July 28, 2026 in the Issuer's prospectus filed pursuant to Rule 424(b)(5) on July 27, 2026, 408,839,531 additional Ordinary Shares reported to be outstanding by the Issuer as of August 3, 2026 in the Issuer's Notice of Extraordinary General Meeting and Proxy Form filed with the Issuer's 6-K on August 13, 2026, and the 255,000,000 Ordinary Shares issuable upon conversion of the Options.

## Item 1. Issuer
Name of issuer: Radiopharm Theranostics Limited
Address of issuer's principal executive offices: Level 3, 62 Lygon Street, Carlton South, Victoria, Australia, 3053

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G (this "Statement") is being jointly filed by (i) Lantheus Omega, LLC, (ii) Lantheus Medical Imaging, Inc. and (iii) Lantheus Holdings, Inc. (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 4, 2026, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons previously filed a Schedule 13D (the "Schedule 13D") with the SEC on September 4, 2026 related to the Ordinary Shares held by Lantheus Omega, LLC. The Reporting Persons no longer beneficially own more than 20% of the outstanding Ordinary Shares. As of the date of filing of this Schedule 13G, the Reporting Persons do not hold the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13G is deemed to amend the Schedule 13D.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 201 Burlington Road, South Building, Bedford, MA 01730.
Citizenship: The citizenship of each of the Reporting Persons is Delaware, United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 792,958,513 ordinary shares, no par value, of the Issuer ("Ordinary Shares"), consisting of (i) 149,625,180 Ordinary Shares issued to Lantheus Omega, LLC on August 23, 2024, (ii) 133,333,333 Ordinary Shares issued to Lantheus Omega, LLC on January 20, 2025, (iii) 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 (the "December Issuance") and (iv) options to purchase 255,000,000 Ordinary Shares issued to Lantheus Omega, LLC on December 9, 2025 in connection with the December Issuance, with an exercise price of AUD$0.039 per share and expiring on October 31, 2027 (the "Options").
Percent of class:
17.3%

The percentage of beneficial ownership stated herein and on each Reporting Person's cover page to this Schedule 13G is based on 3,928,709,960 Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of July 28, 2026 in the Issuer's prospectus filed pursuant to Rule 424(b)(5) on July 27, 2026, 408,839,531 additional Ordinary Shares reported to be outstanding by the Issuer as of August 3, 2026 in the Issuer's Notice of Extraordinary General Meeting and Proxy Form filed with the Issuer's 6-K on August 13, 2026, and the 255,000,000 Ordinary Shares issuable upon conversion of the Options.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Each Reporting Person may be deemed to share voting power with respect to 792,958,513 Ordinary Shares, which are held of record by Lantheus Omega, LLC. Lantheus Medical Imaging, Inc. is the sole member of Lantheus Omega, LLC and a wholly-owned subsidiary of Lantheus Holdings, Inc.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Each Reporting Person may be deemed to share dispositive power with respect to 792,958,513 Ordinary Shares, which are held of record by Lantheus Omega, LLC. Lantheus Medical Imaging, Inc. is the sole member of Lantheus Omega, LLC and a wholly-owned subsidiary of Lantheus Holdings, Inc.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Index

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons as required by Rule 13d-1(k)(1).

## Signatures
- Lantheus Omega, LLC: /s/ Eric M. Green, Eric M. Green, Assistant Corporate Secretary of Lantheus Medical Imaging, Inc., its sole member (09/04/2026)
- Lantheus Medical Imaging, Inc.: /s/ Eric M. Green, Eric M. Green, Assistant Corporate Secretary (09/04/2026)
- Lantheus Holdings, Inc.: /s/ Eric M. Green, Eric M. Green, Assistant Corporate Secretary (09/04/2026)